Exhibit #99.1 FOR IMMEDIATE RELEASE

  Leading Academic Medical Center Purchases IMRISneuro and iCT Systems

Winnipeg, Manitoba, September 7, 2011 -- IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today announced the sale of IMRISneuro and an iCT system to Duke Medicine  (“Duke”), located in Durham, North Carolina.  IMRIS previously announced this as a sale to a confidential customer on August 24, 2011.

The installation at Duke will include an IMRISneuro system delivering on demand intraoperative MR imaging and an iCT system that will provide intraoperative computed tomography imaging capabilities.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions.  These solutions feature fully integrated surgical and interventional suites that incorporate magnetic resonance, fluoroscopy and computed tomography to deliver on demand imaging during procedures. The Company's systems serve the neurosurgical, cardiovascular and neurovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Brad Woods
Director Investor Relations & Corporate Communications
IMRIS Inc.
Tel: 204-480-7094
Email: bwoods@imris.com